SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Investor Update

December traffic grows 12% to 5m

2009 traffic grows 13% to 65m

Ryanair, the world's favourite airline, held an investor briefing today (7th Jan 10) during which it confirmed the following updates:

  December traffic grew 12% to 4.9m pax; load factor rose 2% to 82%.

  Annual traffic grew 13% to 65.3m for calendar year 2009.

  Over 50% of y/e March 2011 fuel now hedged at approx $720 per tonne.

  Annual capex to decline from €1.2bn (cur yr) to €100m p.a. (y/e Mar 2013)

  There is no truth or basis to recent Irish media speculation that Ryanair is preparing a third bid for Aer Lingus. In the absence of any decision by the Irish Govt to sell its 25% stake, a third bid by Ryanair remains 'highly unlikely'.

Speaking today, Ryanair's Michael O'Leary said,

"As our December traffic shows Ryanair is growing strongly and remains on course to carry over 66m passengers in the current fiscal year which makes Ryanair the world's favourite international airline. We have hedged over 50% of our fuel for the year ending March 2011 at approx $720 per tonne. With the unsuccessful termination of our talks with Boeing for a 200 aircraft order in December, planned capital expenditure will now decline from €1.2bn in the current year to as little as €100m p.a. in fiscal year ending March 2013.

"We expect our current cash reserves of €2.5bn to grow substantially by March 2013 and we plan to distribute surplus cash to shareholders from that date. Our position on Aer Lingus remains unchanged. A third bid is highly unlikely unless or until the Irish Government decides to dispose of its 25% stake in this loss making, increasingly marginalised, regional carrier".

Ryanair's December 2009 traffic stats are as follows:

	Dec 08	Dec 09	Increase	12 mth to 31 Dec 09
Passengers (m) 1	4.37M	4.90M	+12%	65.3M
Load Factor 2	79%	81%	+ 2%	82%

   1.  Represents the number of earned seats flown by Ryanair.

   2.  Represents the number of passengers as a percentage of total seats available.

Ends.                                              Thursday, 7th January 2010

For further information:
Stephen McNamara- Ryanair                         Pauline McAlester - Murray Consultants
 Tel: 00 353 1 812 1271                                     Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  07 January, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary